Exhibit 99.4

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

29th Oct 2021

Vedanta Limited

Consolidated Results for the 2nd Quarter and Half Year ended 30th Sep 2021

Financial

•	Record consolidated quarterly Revenue of ₹ 30,048 crore, up 44% Y-o-Y

•	Record quarterly EBITDA of ₹ 10,582 crore, up 62% Y-o-Y

•	Attributable PAT (before exceptional items) at ₹ 4,644 crore, up 486% Y-o-Y

•	Record consolidated Half Year Revenue of ₹ 58,153 crore, up 59%

•	Record Half Year EBITDA of ₹ 20,613 crore, up 96%

ESG

•	Commits to Net-Zero Carbon by 2050 or sooner

•	Pledges US$5 billion over next 10 years to accelerate transition to Net-Zero

•	Renewed focus to be the leading ESG performer in the natural resources sector

Operational

•	Strong volume performance across business segments

•	Sustained margins on strong commodity prices

Capital allocation and Deleveraging

•	Net Debt at ₹ 20,389 crore, reduced by ₹ 7,232 crore Y-o-Y

•	Net Debt/EBITDA ratio at 0.5x, lowest in last 4 years

•	Continues with the track record of rewarding shareholders with an interim dividend of ₹ 18.5 per share, (₹ 6,855 crore) in Q2 FY2022

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 1 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

Mumbai, India: Vedanta Limited today announced its unaudited consolidated results for the second quarter (Q2) and half year ended 30th September 2021.

Financial Highlights

Q2 FY2022

•	Revenue of ₹ 30,048 crore, up 44% Y-o-Y

•	EBITDA of ₹ 10,582 crore, up by 62% Y-o-Y

•	Robust Industry leading EBITDA margin[1] of 40%

•	Att. PAT (before exceptional items) at ₹ 4,644 crore, up 486% Y-o-Y

Other Financial Highlights

•	Strong double-digit ROCE at c.26%

•	Net Debt/EBITDA at 0.5x, lowest in last 4 years

•	Net Debt at ₹ 20,389 crore, reduction of ₹ 7,232 crore from 30th September 2020

•	Strong liquidity position with total cash and cash equivalent at ₹ 30,650 crore

•	First Interim Dividend of ₹ 18.5 per share; ₹ 6,855 crore in Q2 FY 2022

•	CRISIL has upgraded outlook from ‘Stable’ to ‘Positive’ with AA- rating

Mr Sunil Duggal, Chief Executive Officer, said “Vedanta has set its sights on becoming a leader in terms of our ESG performance in the metals & mining sector, with a strong commitment towards achieving Net-Zero Carbon by 2050 or sooner, increasing workplace diversity, and a commitment to improve the quality of life of more than 100 million women & children. We are confident that these goals will also translate into improved financial performance, de-risk the business and create opportunities in the emerging green economy.

We continued our strong growth momentum this quarter as well, reporting record quarterly and half-yearly Revenue and EBITDA. We reported consolidated quarterly Revenue of ₹ 30,048 crore, up 44% Y-o-Y and quarterly EBITDA of ₹ 10,582 crore, up 62% Y-o-Y. Our attributable PAT (before exceptional items) stood at ₹ 4,644 crore, up 486% Y-o-Y. We witnessed steady volume performance across business segments, and sustained margins benefitting from high commodity prices despite a challenging cost environment. We continue to focus on prudent capital allocation and deleveraging. We reduced net debt by ₹ 7,232 crore Y-o-Y. We continue our commitment of rewarding shareholders with interim dividend of INR 18.5 per Share, entailing pay-out of ₹ 6,855 crore.”

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 2 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

Purpose-led ESG: Transforming For Good

ESG Principles Embedded into Business Decision-Making

•	ESG Strategy based on material risks and Group aspirations

•	Engagement and discussions with multiple stakeholders including investors, local community stakeholders, regulators, business partners, employees, and contract workers

•	High-ambition programs to De-risk business & realize emerging opportunities

•	9 aims across three thematic areas: Communities, Planet, Workforce

•

Designed to enhance social license to operate, mitigate/eliminate negative impacts, actively participate in the emerging green economy, and align with global commitments around climate change, environmental stewardship, livelihood, equity and human rights.

•	Transforming Communities

•	Aim 1. Keep community welfare at the core of business decisions.

•	Aim 2. Empowering over 2.5 million families with enhanced skillsets

•	Aim 3. Uplifting over 100 million women and children through Education, Nutrition, Healthcare and welfare

•	Transforming the Planet

•	Aim 4 Net-carbon neutrality by 2050 or sooner.

•	Aim 5. Achieving net water positivity by 2030

•	Aim 6. Innovating for a greener business model

•	Transforming the Workplace

•	Aim 7. Prioritizing safety and health of all employees

•	Aim 8. Promote gender parity, diversity, and inclusivity

•	Aim 9. Adhere to global business standards of corporate governance

•	Commitments in Place

•	Pledge US$5 billion over 10 years to accelerate transition to net-zero carbon

•	US$ 0.6 billion (INR 5,000 Crores) pledged towards community and village upliftment in the next 5 years

•	4,000 Nand Ghars to be constructed by 2023 + partnership with Bill & Melinda Gates Foundation for improved health & nutrition outcomes

•	Governance in Place

•	Board-level ESG Committee

•	KPIs linked to ESG performance

•	ESG Academy to train leaders across the organization

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 3 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

Operational Highlights Q2 FY2022

•	Aluminium:

•	Highest quarterly Aluminium production of 570kt, up 21% Y-o-Y

•	Highest quarterly Alumina production of 511kt, up 11% Y-o-Y

•	Zinc India

•	Record-High mined metal production of 248kt since UG transition, up 4% Y-o-Y

•	Cost of production at $1,124 per tonne, up 22% Y-o-Y

•	Zinc International:

•	Gamsberg quarterly MIC production of 39 kt, up 10% Y-o-Y

•	Gamsberg cost of production at $1,379 per tonne, up 11% Y-o-Y

•	Oil & Gas:

•	Average gross operated production of 165 kboepd for Q2 FY2022, flat Y-o-Y

•	Gas and Condensate discovery ‘Jaya-1’ in Cambay exploratory well in OALP Block

•	Iron Ore:

•	Record quarterly pig iron production of 208 kt, up 12% Y-o-Y

•	Commercial production started in Sesa-Coke Gujarat

•	Steel:

•	Steel saleable production at 293 kt, up 12% Y-o-Y

•	FACOR:

•	Highest Fe Chrome production of 19 kt in Q2 FY22

•	Highest EBITDA margin at $655 per tonne, ~14 times Y-o-Y

•	Copper India:

•	Due legal process is being followed to achieve a sustainable restart of the operations

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 4 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In ₹ crore, except as stated)

	Q2%			Q1%		H1
Particulars	FY2022	FY2021	Change	FY2022	Change	FY2022	FY2021
Net Sales/Income from operations	30,048	20,804	44%	28,105	7%	58,153	36,491
Other Operating Income	353	303	16%	308	15%	661	589
EBITDA	10,582	6,530	62%	10,031	5%	20,613	10,539
EBITDA Margin[1]	40%	36%	10%	41%	(3%)	40%	33%
Finance cost	1,066	1,312	(19%)	1,182	(10%)	2,248	2,564
Investment Income	579	607	(5%)	726	(20%)	1,305	1,624
Exploration cost write off[2]	51	—	—	96	(47%)	147	—
Exchange gain/(loss) - (Non operational)	(74)	30	—	(50)	47%	(124)	24
Profit before Depreciation and Taxes	9,970	5,855	70%	9,428	6%	19,399	9,622
Depreciation & Amortization	2,118	1,938	9%	2,124	(0%)	4,242	3,671
Profit before Exceptional items	7,852	3,917	—	7,304	7%	15,156	5,951
Exceptional Items Credit/(Expense)[3]	(46)	95	—	(134)	(66%)	(180)	95
Profit Before Tax	7,806	4,012	95%	7,170	9%	14,976	6,046
Tax Charge/ (Credit)	2,010	2,338	(14%)	1,935	4%	3,945	2,847
Tax on Exceptional items/ (Credit)	(16)	33	—	(47)	(66%)	(63)	33
Profit After Taxes	5,813	1,642	254%	5,282	10%	11,095	3,165
Profit After Taxes before exceptional items	5,842	1,581	270%	5,369	9%	11,212	3,103
Minority Interest	1,197	819	46%	1,059	13%	2,257	1,308
Attributable PAT	4,615	824	—	4,224	9%	8,839	1,857
Attributable PAT before exceptional items	4,644	792	486%	4,280	8%	8,924	1,825
Basic Earnings per Share (₹/share)	12.46	2.22	—	11.40	9%	23.85	5.01
Basic EPS before Exceptional items	12.53	2.14	—	11.55	9%	24.08	4.93
Exchange rate (₹/$) - Average	74.02	74.24	(0%)	73.76	0%	73.89	74.85
Exchange rate (₹/$) - Closing	74.21	73.63	1%	74.28	(0%)	74.21	73.63

1.	Excludes custom smelting at Copper business
2.	Pertains to unsuccessful exploration wells write off Open Acreage Licensing policy (OALP) blocks at Cairn
3.	Exceptional Items Gross of Tax

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 5 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

Revenue

Revenue for Q2 FY2022 was at ₹ 30,048 crore, higher by 7% Q-o-Q, primarily supported by improved commodity prices, partially offset by lower sales volume at Zinc and Iron Ore business.

Revenue for Q2 FY2022 was higher by 44% Y-o-Y, primarily supported by improved commodity prices and higher volumes across businesses, partially offset by lower sales volume at Zinc India, copper and TSPL.

EBITDA and EBITDA Margin

EBITDA for Q2 FY2022 was at ₹ 10,582 crore, higher by 5% Q-o-Q, primarily supported by improved commodity prices, partially offset by lower volumes at Zinc & Iron Ore business, and higher COP impacted by input commodity inflation.

EBITDA for Q2 FY2022 was higher by 62% Y-o-Y, primarily supported by improved commodity prices and higher volumes at Aluminium. This was partially offset by lower sales volume at Zinc business and higher COP impacted by input commodity inflation.

We had a robust EBITDA margin1 of 40% during the quarter compared to 36% in Q2 FY2021.

Depreciation & Amortization

Depreciation & amortisation for Q2 FY2022 was at ₹ 2,118 crore, flat Q-o-Q

Depreciation & amortisation for Q2 FY2022 was higher by 9% Y-o-Y, primarily on account of higher capitalization at Aluminium and oil & Gas and higher ore production at Zinc business.

Finance Cost and Investment Income

Finance cost for Q2 FY2022 was at ₹ 1,066 crore, down by 10% Q-o-Q and 19% Y-o-Y, primarily due to lower average borrowings in the quarter.

Investment Income for Q2 FY2022 was at ₹ 579 crore, down by 20% Q-o-Q, due to Mark to Market movement and one-time gain in Q1 FY2022.

Investment Income for Q2 FY2022 was down by 5% Y-o-Y, primarily due to Mark to Market movement and change in investment mix.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 6 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

Exceptional Items

Exceptional items for Q2 FY2022 was at ₹ 46 crore, primarily on account of CWIP impairment at ESL Steel.

Taxes

The normalized ETR was 26% (excl. tax on exceptional items) that shows no variance to Q1 FY2022.

Attributable Profit after Tax and Earnings per Share (EPS)

Attributable Profit after Tax (PAT) before exceptional items for the quarter was at ₹ 4,644 crore up 8% Q-o-Q and 486% Y-o-Y.

EPS for the quarter before exceptional items was at ₹ 12.53 per share compared to ₹ 11.55 per share in Q1 FY2022 and ₹ 2.14 per share in Q2 FY2021.

Balance Sheet

We have strong cash and cash equivalents of ₹ 30,650 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds, and fixed deposits with banks.

Gross debt was at ₹ 51,040 crore on 30th September 2021, decreased by ₹ 11,719 crore Y-o-Y. This was mainly due to deleveraging at Zinc and Aluminium business.

Net debt was at ₹ 20,389 crore on 30th September 2021, reduction of ₹ 7,232 crore Y-o-Y, primarily driven by strong cash flow from operations post capex and dividend pay-out.

•	CRISIL Ratings at AA- with positive outlook

•	India Ratings at AA- with stable outlook

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 7 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

Key Recognitions

Vedanta has been consistently recognized through the receipt of various awards and accolades. During the past quarter, we received the following recognitions:

•	Hindustan Zinc awarded ‘Most Sustainable Company in Mining Industry for 2021’ by World Finance Magazine

•	Hindustan Zinc awarded ‘International Safety Award 2021 Merit’ for the project at Rajpura Dariba Complex by British Safety Council

•	Cairn Legal Team won the ‘Legal Team of the Year’ award at India Legal Awards 2021

•	Cairn awarded under the gold category ‘The Best Rural Health Initiative Award’ of 5th CSR Health Impact Awards organized by Integrated Health and Wellbeing Council

•

Aluminium business won ‘Diamond Award in Superior Achievement in Reputation Management Category and Gold Award in Mining and Extraction Industries Category for ‘Mission Kalahandi: Zero Poverty, Zero Hunger’ Campaign’ by South Asian SABRE Awards

•	BALCO won ‘Excellent Energy Efficient unit for Excellence in Energy Management – 2021’ by CII National Awards

•

ESL Steel won ‘10th Exceed CSR Award 2021’ for Livelihood Projects in Steel sector by Sustainable Development Foundation and supported by Ministry of Forest, Environment and Climate Change, Government of India

•	Vizag General Cargo Berth, Visakhapatnam won ‘Greentech Effective Safety Culture Award - 2021’

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 8 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website http://www.vedantalimited.com/investor-relations/results-reports.aspx

Following the announcement, a conference call at 6:00 PM (IST) on Oct 29, 2021, will be there, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event	Telephone Number
Earnings conference call on Oct 29, 2021, from 6:00 - 7:00 PM (IST)	Universal Dial-In	+91 22 6280 1114 +91 22 7115 8015
	India National Toll Free	1 800 120 1221
		Canada	01180014243444
		Hong Kong	800964448
		Japan	00531161110
	International Toll Free	Netherlands	08000229808
		Singapore	8001012045
		UK	08081011573
		USA	18667462133

	International Toll	HongKong	+852 30186877
		Japan	+81 345899421
		Singapore	+65 31575746
		South Africa	+27 110623033
		UK	+44 2034785524
		USA	+1 3233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=0645594&linkSecurityString=27762ec70

Call Recording	Will be available on website 30th Oct’21 onwards

For further information, please contact:

Investor Relations
Varun Kapoor
Director – Investor Relations	vedantaltd.ir@vedanta.co.in

Raksha Jain
Manager – Investor Relations

Communications
Ms. Ritu Jhingon	Mr. Abhinaba Das
CEO Nand Ghar & Director Corporate Communication	abhinaba.das@vedanta.co.in
ritu.jhingon@vedanta.co.in

Mr. Anirvan Bhattacharjee / Lennon D’Souza	Tel: +91 22 67574444 / +91 11 40565100
Adfactors PR	adfactorsvedanta@adfactorspr.com

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 9 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Consolidated Results for the 2nd Quarter and Half Year ended 30 Sep 2021

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework dedicating itself to the highest ESG standards to emerge as leaders in this space. It is among the 24 Indian companies who are signatories to the “Declaration of the Private Sector on Climate Change” and is committed to decarbonizing its operations by 2050. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programmes with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange. For more information, please visit www.vedantalimited.com.

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 10 of 10
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394